UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ADVANCED PHOTONIX, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

00754E1070

(CUSIP Number)

Steven L. Williamson

c/o Advanced Photonix, Inc.

2925 Boardwalk Drive

Ann Arbor, MI 48104

Telephone: (734) 864-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Landey Strongin
Tarter Krinsky & Drogin LLP

1350 Broadway

New York, NY 10018

Telephone: (212) 216-8000

Facsimile: (212) 216-8001

May 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

13D

1.	Name of Reporting Persons Steven L. Williamson
2.	Check the Appropriate Box if a Member of a Group (see instructions)

	(a)	X
	(b)	☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

13D

1.	Name of Reporting Persons Steven L. Williamson Trust made on May 15, 2014
2.	Check the Appropriate Box if a Member of a Group (see instructions)

	(a)	X
	(b)	☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 0%
14.	Type of Reporting Person (see instructions) IN

Item 1.          Security and Issuer

This Statement constitutes Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relating to the Class A Common Stock, par value $0.001 per share (the “Shares”) issued by Advanced Photonix, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Steven Williamson (a “Reporting Person”) , an individual, and Steven L. Williamson Trust made on May 15, 2014 (“Steven L. Williamson Trust” and collectively, with the Reporting Person, the “Reporting Persons”). This Amendment No. 8 hereby amends Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2005 (the “Original 13D”), as amended by Amendment No.1 to Schedule 13D filed on October 22, 2010 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed on December 2, 2010 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule 13D filed on January 12, 2011 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D filed on March 3, 2011 (“Amendment No. 4”), as further amended by Amendment No. 5 to Schedule 13D filed on June 10, 2014 (“Amendment No. 5”), as further amended by Amendment No. 6 to Schedule 13D filed on August 22, 2014 (“Amendment No. 6”), as further amended by Amendment No. 7 to Schedule 13D filed on February 9, 2015 (“Amendment No.7”) and together with the Original 13D, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Amended 13D”). Capitalized terms used in this Amendment No. 8 but not otherwise defined herein have the meanings ascribed to them in the Amended 13D. Except as specifically provided herein, Amendment No. 8 does not modify any of the information previously reported in Amended 13D.

Item 2.          Identity and Background

(a)-(c) This Amendment No. 8 is being filed by the Reporting Persons, having an address at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104. On the closing of the Merger, described in Item 4 below, Mr. Steven Williamson resigned from his position as a director of the Issuer, 2925 Boardwalk Drive, Ann Arbor, MI 48104. Mr. Williamson is the sole Trustee of the Steven L. Williamson Trust.

(d)-(e) During the past five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Williamson is a citizen of the United States and the Steven L. Williamson Trust is domiciled in Michigan.

Item 4.	Purpose of Transaction

On May 8, 2015, Luna Innovations Incorporated (“Luna”) announced that it had completed the merger pursuant to the terms of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of January 30, 2015, by and among Luna, Issuer and API Merger Sub, Inc., a wholly owned subsidiary of Luna (“Merger Sub”), pursuant to which Merger Sub merged with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Luna. Pursuant to the Merger Agreement, the Reporting Persons are entitled to receive in exchange for each Share of the Issuer 0.31782 shares of Luna common stock having a market value of $1.33 per share on the effective date of the Merger.

Item 5.     Interest In Securities of the Issuer

(a) As a result of the completion of consummation of the Merger, the Reporting Persons no longer have beneficial ownership of any Shares of the Issuer.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s Shares on May 8, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015

/s/ Steven L. Williamson
Name: Steven L. Williamson

By:	/s/ Steven L. Williamson, Trustee
Name: Steven L. Williamson Trust
made on May 15, 2014
Title: Sole Trustee